Exhibit 99.3

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

February 13, 2007
Basel, Switzerland

News Release

Brendan Cummins as of January 1, 2008
CEO of Ciba Specialty Chemicals
●	Double mandate to be dissolved by 2008: Armin Meyer to focus on his role as Chairman of the Board, Brendan Cummins to become CEO
●	Retention agreements for change of control cancelled
●	Kurt Feller to retire from the Board of Directors, Utz-Hellmuth Felcht to be proposed as new Board member

Armin Meyer, Chairman of the Board and CEO: “The Board of Directors of Ciba Specialty Chemicals has decided to dissolve the double mandate as of January 1, 2008, following the successful implementation of the strategic transformation of the Company. Brendan Cummins, Chief Operating Officer since October 2005, is appointed as the new CEO. I will focus on my role as Chairman of the Board.”

Senior management retention agreements for change of control cancelled

In agreement with members of the Executive Committee and three other senior managers, the Board of Directors of Ciba Specialty Chemicals has decided to cancel their retention agreements with immediate effect. They had been entitled to receive severance payments in the event of a change of control of the Company.

“With the end of the double mandate, as well as the elimination of compensation payments in the event of a change of control, the Company is underlining its commitment to strengthening corporate governance”, Armin Meyer said.

Further strengthening of industry knowledge in the Board of Directors

Kurt Feller (69), Vice-Chairman, will retire from the Board of Directors of Ciba Specialty Chemicals following the Annual General Meeting (AGM) on March 8, 2007.

At the AGM, the Board of Directors will propose the election of Prof. Dr. Utz-Hellmuth Felcht (60, German) as a non-executive Director to the Board. Felcht is an independent business consultant with broad experience in the chemical industry, most recently as CEO of Degussa AG.

At its meeting after the AGM 2007, the Board of Directors plans to elect Beat Hess, Group Legal Director of Royal Dutch Shell and Member of the Board of Directors of Ciba Specialty Chemicals, as Vice-Chairman of the Board.

Armin Meyer, Chairman of the Board and CEO: “I thank Kurt Feller for his contribution to the Board of Directors over the last eight years and his commitment as Vice-Chairman. I am pleased that we are proposing a renowned expert in the chemical industry as a new Board member. Utz-Hellmuth Felcht is an ideal addition to the Board, bringing longstanding experience in our industry.”

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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2006, the Company’s continued operations generated sales of CHF 6.4 billion and invested CHF 270 million in R&D.

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